Exhibit 3.1

Amendment
to
Amended and Restated By-laws
of
Hudson Highland Group, Inc.

Effective April 28, 2011

The third paragraph of Section 1 of Article III of the Amended and Restated By-laws of Hudson Highland Group, Inc. is hereby amended and restated to read in its entirety as follows:

“A director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.  Notwithstanding the foregoing, if the employment by the Corporation of a director who is also an employee of the Corporation is terminated for any reason, then such director shall cease to be a director on the date of such termination of employment without further action by the Corporation.”